CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. REDACTED INFORMATION IS INDICATED BY [***].

Execution version

New Equity Backstop Letter

27 March 2021

Ferroglobe PLC

5 Fleet Place

London, EC4M 7RD

Ladies and Gentlemen:

Project Fox – New Equity Backstop Letter

Reference is made to that lock-up agreement (the “Lock-Up Agreement”) dated 27 March 2021 among, inter alios, Ferroglobe PLC, a limited liability company incorporated in England, with its registered office at 5 Fleet Place, London, England, EC4M 7RD and company number 09425113 (“Ferroglobe”), Grupo Villar Mir, S.A.U. (“Grupo VM”), [***] (“Tyrus”) and the Ad Hoc Group Members (as defined therein).

This letter agreement (this “Agreement”) is the New Equity Backstop Letter referred to in the Lock-Up Agreement and sets forth the commitment of Tyrus, subject to the terms and conditions contained herein, to subscribe for, directly or indirectly, the Tyrus Shares (as defined below), to the extent that US$40 million gross cash proceeds are not raised in the Equity Offering (as defined below).

Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Lock-Up Agreement.

1	Equity Offering
1.1	Ferroglobe agrees to use all reasonable endeavours, in accordance with Section 1.8, to:
1.1.1	issue, to its existing shareholders or to third parties, rights or warrants (the “Rights/Warrants”) to purchase or subscribe for new equity in the form of ordinary shares in the capital of Ferroglobe (the “New Shares”) at a price per New Share to be determined at the sole discretion of Ferroglobe, such Rights/Warrants to be exercisable during a period ending prior to the Transaction Effective Date (as defined in the Lock-Up Agreement); or
1.1.2	conduct a bookbuilding exercise (the “Bookbuilding”) to (i) allot and issue New Shares at a price per New Share to be determined at the sole discretion of Ferroglobe, or (ii) issue any equity-linked instrument linked to New Shares, which shall not confer any special economic or voting rights vis-à-vis the existing ordinary shares of Ferroglobe and which shall be convertible into New Shares (at a

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price to be determined at the sole discretion of Ferroglobe) on or prior to the Transaction Effective Date (the “Equity-Linked Instrument”), such Bookbuilding to be completed prior to the Transaction Effective Date, in each case so that the aggregate gross cash proceeds therefrom shall not be less than US$40 million (the “Aggregate Equity Price”).

1.2	Ferroglobe shall have sole discretion to select the type of offering referred to in Section 1.1 (other than an offering of Equity-Linked Instrument) after consultation with Tyrus. Ferroglobe shall not select, or conduct the Bookbuilding of, an offering of Equity-Linked Instrument except with the prior written consent of Tyrus. The offering that Ferroglobe selects in accordance with this Section 1.2 shall be referred to as the “Equity Offering”.
1.3	Ferroglobe shall file the applicable registration statements with respect to the Equity Offering (the “Equity Offering Registration Statements”), with the U.S. Securities and Exchange Commission (the “Commission”), prepare related offering materials and make related filings (such materials and filings together with the Equity Offering Registration Statements, the “Equity Offering Documents”) to implement and facilitate the Equity Offering.
1.4	Ferroglobe shall (i) use all reasonable endeavours to prepare, as soon as reasonably practicable, a resale registration statement (the “Resale Registration Statement”) with respect to the Tyrus Shares (as defined below) and any other new fully paid up ordinary shares in the capital of Ferroglobe which are to be issued to Tyrus in connection with or contemplated under this Agreement and the Lock-Up Agreement (together the “Ever-Green Securities”) and (ii) file the Resale Registration Statement in connection with the Ever-Green Securities with the Commission, on the Transaction Effective Date or as soon as reasonably practicable thereafter and in any event within five (5) days of the Transaction Effective Date, to facilitate the resale of the Ever-Green Securities. Furthermore, Ferroglobe shall use all reasonable endeavours to (A) have the Resale Registration Statement declared effective as soon as practicable after filing, and (B) keep the Resale Registration Statement continuously effective as set forth in the Registration Rights Agreement.
1.5	Without prejudice to the right of Tyrus to determine under the Lock-Up Agreement whether certain Core Transaction Documents (including the Equity Offering Documents) are in Agreed Form and without limitation to Section 1.6, no term of the Equity Offering (or any of its terms and conditions) that requires the consent of Tyrus under clause 18 of the Lock-Up Agreement shall be varied, extended or withdrawn without the prior written consent of Tyrus.
1.6	Without prejudice to Section 1.2 and the right of Tyrus to determine under the Lock-Up Agreement whether certain Core Transaction Documents (including the Equity Offering Documents) are in Agreed Form, Ferroglobe undertakes to (i) prepare the Equity Offering Documents and, in implementing the Equity Offering in accordance with its reasonable endeavours obligations under Section 1.1, to ensure that the Equity Offering Documents and Equity Offering align, reflect and implement the terms of this Agreement, (ii) promptly

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and fully consult with Tyrus in preparing, amending or supplementing the Equity Offering Documents and to comply with all reasonable requirements and requests of Tyrus in relation thereto, including without limitation in respect of the steps and documentation required to implement the Equity Offering so as to ensure that the process aligns, reflects and implements the terms of this Agreement, and (iii) keep Tyrus informed to Tyrus’ reasonable satisfaction of the progress of the Equity Offering process.
1.7	Ferroglobe shall procure that the aggregate gross cash proceeds from the Equity Offering and, if applicable, any amounts received from the Commitment are only used to support the operational needs and the strategic plan of Ferroglobe and its subsidiaries or to pay such other amounts that are required to be paid under or in connection with the Lock-Up Agreement or the Transaction.
1.8	Ferroglobe shall use all reasonable endeavours to complete the Equity Offering and/or Bookbuilding, as applicable, at not less than the Aggregate Equity Price.
2	Commitment
2.1	In this Agreement, references to New Shares or Equity-Linked Instrument which are taken up shall be construed as those New Shares or Equity-Linked Instrument in respect of which Rights/Warrants have been exercised by the latest exercise time or binding subscriptions/commitments have been received in the Bookbuilding process by the latest relevant time, as the case may be, in each case pursuant to the terms of the relevant Equity Offering Documents, and, provided that the relevant Equity Offering Documents require the subscription/commitment proceeds for the New Shares or Equity-Linked Instrument to be paid to Ferroglobe not less than three (3) Business Days before the Transaction Effective Date, with respect to which the subscription/commitment proceeds for the New Shares or Equity-Linked Instrument have been received by Ferroglobe on or before the relevant date for payment set out in such Equity Offering Document.
2.2	Tyrus shall have no obligations under Section 2.4 if the aggregate gross cash proceeds received by Ferroglobe for the New Shares or the Equity-Linked Instrument which are taken up pursuant to Section 2.1 in the Equity Offering equal or exceed US$40 million.
2.3	Any New Shares or Equity-Linked Instrument which have not been taken up will be deemed to have been declined within the time period set forth in their related terms and conditions. As soon as practicable after the latest acceptance or exercise time for the Rights/Warrants or the completion of the Bookbuilding, as the case may be (and in any case not less than three (3) Business Days in advance of the Transaction Effective Date), Ferroglobe will notify Tyrus in writing of the aggregate gross cash proceeds realised or expected from the Equity Offering and the amount of Commitment (as defined below).
2.4	Subject to Section 2.2 and the satisfaction (or waiver in accordance with Section 3) of all the Conditions (defined below), Tyrus hereby irrevocably commits to Ferroglobe that to the extent that the aggregate gross cash proceeds realised or expected from the New Shares or Equity-Linked Instrument which have been taken up pursuant to the Equity Offering does not equal or exceed US$40 million, it shall subscribe on the Transaction Effective Date for

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such new ordinary shares in the capital of Ferroglobe (the “Tyrus Shares”) at the Issue Price (as defined in Section 2.7 below) as is required so that the aggregate gross cash proceeds Ferroglobe realises or expects from the Equity Offering on or prior to the date falling three (3) Business Days prior to the Transaction Effective Date and the issue of the Tyrus Shares on the Transaction Effective Date is not less than US$40 million. For the avoidance of doubt, Tyrus’ aggregate commitment under this Agreement shall not exceed US$40 million. The commitment of Tyrus under this Section 2.4 is referred to in this Agreement as the “Commitment”. On the Transaction Effective Date, which date shall be notified to Tyrus by Ferroglobe not less than three (3) Business Days in advance, Ferroglobe will allot and issue to Tyrus the Tyrus Shares against payment by Tyrus in immediately available funds of an amount equal to the aggregate Issue Price (as defined in Section 2.7 below) for the total number of the Tyrus Shares.
2.5	Ferroglobe shall deliver the Tyrus Shares in book-entry form, or such other reasonably available form elected by Tyrus to allow paperless settlement/clearing, as is available to the other holders of ordinary shares of Ferroglobe trading on the NASDAQ stock exchange (subject only to the applicability of any resale restrictions under the U.S. Securities Act of 1933, as amended (the “Securities Act”)), and Ferroglobe shall procure the delivery of any other documentation required to enable Tyrus to receive into its relevant broker-dealer account all its entitlement to book-entry interest, or to such other reasonably available form it has elected pursuant to its rights under this Section 2.5, in the Tyrus Shares held by or on behalf of the settlement/clearing system on the Transaction Effective Date.
2.6	On the terms and subject to the conditions referred to in this Agreement, Ferroglobe undertakes to Tyrus that the Tyrus Shares shall be allotted and issued fully paid up in cash at the Issue Price (as defined in Section 2.7 below) (when allotted, issued, delivered and paid for in accordance with the terms of this Agreement), free from all liens, charges and encumbrances and ranking pari passu with all other issued ordinary shares of Ferroglobe.
2.7	For the purposes of Section 2 of this Agreement, the “Issue Price” means an amount equal to the lower of:
2.7.1	a 40% discount to volume-weighted average closing price for an ordinary share in the capital of Ferroglobe on the 10 Trading Days prior to the Business Day immediately prior to the Transaction Effective Date, calculated by reference to the Bloomberg page “GSM US Equity VWAP” or, if such price or page is not available, then the volume-weighted average closing price shall be calculated by reference to the equivalent Reuters page (and in the event the equivalent Reuters page is not available, then such other price or source as shall be determined in good faith to be appropriate by the Independent Appraiser); provided that if the price for an ordinary share in the capital of Ferroglobe is materially decreasing during the relevant 10 Trading Day period directly as a consequence of a materially high level of short-selling activity (as determined by each of Ferroglobe and Tyrus in good faith), then Ferroglobe and Tyrus shall use reasonable endeavours to negotiate in good faith (but shall not be bound to agree) a longer period of Trading Days than

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such 10 Trading Day period with a view to proportionally negating, to the extent practicable, the effect on the Issue Price of the short-selling activity; and
2.7.2	the issue price per New Share in respect of the Equity Offering,

provided that the total number of Tyrus Shares issued in respect of the Commitment shall not exceed the Adjusted Existing Authorisation (after giving effect to any New Shares issued in the Equity Offering) so that the Issue Price is adjusted without affecting the aggregate cash proceeds required to be paid under the Commitment. For the avoidance of doubt, all the Tyrus Shares shall have the same Issue Price.

2.8	As used in this Agreement, “Adjusted Existing Authorisation” means: (i) the number of ordinary shares that Ferroglobe is, as at the date of this Agreement, authorised to issue without making a pre-emptive offer to existing shareholders or obtaining further shareholder approval, being equal to approximately 85,973,364[1] ordinary shares; plus (ii) the number of shares in the capital of Ferroglobe currently issued and held in treasury, being equal to 1,659,669 treasury shares; less (iii) the number of ordinary shares to be issued under or in connection with the Transaction (as defined in the Lock-Up Agreement) other than the Equity Offering; less (iv) the number of ordinary shares that are, as at the date of this Agreement, designated for allocation by Ferroglobe under Ferroglobe’s equity incentive plan listed as Exhibit 4.11 to the Form 20-F of Ferroglobe for the year ended December 31, 2019 (the “Equity Incentive Plan”), being equal to 8,304,131 ordinary shares.
2.9	As used in this Agreement, (i) “Trading Day” means a day on which NASDAQ is open for trading, and (ii) “Independent Appraiser” means a financial institution or a broker, with expertise in the metals sector and familiar with trading on NASDAQ, to be appointed by agreement between Ferroglobe and Tyrus.
3	Conditions
3.1	Tyrus’ obligations under this Agreement (including the Commitment) are subject to and conditional upon the following conditions (the “Conditions”):
3.1.1	the satisfaction of the Conditions Precedent (as defined in the Lock-Up Agreement);
3.1.2	without prejudice to the reasonable endeavours nature of the obligation as described in Section 1.1, the Equity Offering shall have been carried out in conformity with all material requirements and conditions set out in the applicable Equity Offering Documents and applicable law and regulation;
3.1.3	there being no material breach by Ferroglobe of its obligations under this Agreement;

1   Ferroglobe to confirm the exact number of new shares issued since the adoption of the 26 October 2017 articles which contain the authority to allot and issue shares.

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3.1.4	the filing by Ferroglobe of the applicable Registration Statements for the Equity Offering if it is a public offering or the filing/making of a public announcement of the commencement of the relevant Equity Offering;
3.1.5	entry into a customary registration rights agreement in form and substance consistent with the terms set forth in this Agreement and the Lock-Up Agreement and otherwise on terms and conditions reasonably satisfactory to Ferroglobe and to Tyrus (the “Registration Rights Agreement”), pursuant to which Tyrus shall be entitled to ever-green shelf registration rights for the Ever-Green Securities, pursuant to which Ferroglobe will be required to file the Resale Registration Statement covering all Ever-Green Securities;
3.1.6	the payment of all fees, costs, charges and expenses (including, without limitation, any applicable value added tax and any stamp duty and/or stamp duty reserve tax or similar and any legal fees (in accordance with the Tyrus Fee Arrangement in the case of the Tyrus Legal Adviser)) properly incurred by or owing to Tyrus in connection with or relating to this Agreement, the Equity Offering and/or any related arrangement;
3.1.7	payment of the Backstop Fee (as defined in Section 5.1) to Tyrus concurrently with the allotment and issuance of Tyrus Shares;
3.1.8	the Lock-Up Agreement being and continuing to be (pending the Transaction Effective Date) in full force and effect;
3.1.9	all consents, approvals, permissions, waivers, authorisations or clearances required by applicable law, constitutional documents and/or regulation (other than any consents, approvals permissions, waivers, authorisations or clearances (i) required under the constitutional documents of Tyrus, (ii) required under any contractual arrangement between Tyrus and a party other than Ferroglobe, or (iii) that are solely under the control of Tyrus) in connection with Ferroglobe’s allotment and issuance of, and Tyrus’ subscription for, the Ever-Green Securities, have been obtained;
3.1.10	without prejudice to the generality of Section 3.1.9, the waiver and/or disapplication of any pre-emption or other similar rights in connection with the allotment and issuance of, and Ferroglobe having obtained all necessary authority to allot and issue, the Ever-Green Securities;
3.1.11	no event having occurred and being continuing or circumstance existing which would:
(i)	upon the expiration of any grace or remedy period;
(ii)	upon the expiration of any revocation or dismissal period;
(iii)	upon the serving of any notice of termination; or
(iv)	but for any remedial action,

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give Tyrus the right to terminate the Lock-Up Agreement pursuant to clause 9.1(c) of the Lock-Up Agreement, unless (x) any such grace period has expired or notice of termination under the Receivables Facility Agreements has been served or remedial action has not been taken, and (y) no party to the Lock-Up Agreement has terminated the Lock-Up Agreement;

3.1.12	Article 6 (Transfers) of the shareholder agreement dated 21 November 2017 between Ferroglobe and Grupo VM (as amended on 23 January 2018) has been removed and any related provisions of such shareholders’ agreement that need to be amended as a consequence of the removal of Article 6 (Transfer) have been amended;
3.1.13	the New $60m Notes will be issued as part of the Transaction Effective Date steps, in accordance with the Lock-Up Agreement (other than the tranche of the New $60m Notes that is specifically contemplated to be issued in advance of the Transaction Effective Date and which have been issued on or prior to the Transaction Effective Date);
3.1.14	the Existing $350m Notes Amendments will become effective as part of the Transaction Effective Date steps, in accordance with the Lock-Up Agreement;
3.1.15	all:
(i)	documents that are referred to in limb (b) of the definition “Agreed Form” in the Lock-Up Agreement are in form and substance acceptable to Ferroglobe and Tyrus;
(ii)	documents that are referred to in limb (c) of the definition “Agreed Form” in the Lock-Up Agreement are in form and substance acceptable to Ferroglobe and (only in respect of those provisions of such documents which are materially adverse to Tyrus or directly relevant to its participation in the Transaction) Tyrus; and
(iii)	steps that are referred to in limb (d) of the definition “Agreed Form” in the Lock-Up Agreement are in form and substance acceptable to Ferroglobe, Tyrus and the Majority Ad Hoc Group;
3.1.16	there has been no material breach by any Ferroglobe Party of any of its undertakings under clauses 3.3, 3.4, 3.5 and 18 of the Lock-Up Agreement, unless such breach has been remedied; and
3.1.17	entry into the Non-Disclosure Agreement (as defined below).
3.2	Tyrus may (at its sole discretion) waive in whole or part one or more of the Conditions.
3.3	Ferroglobe shall use all reasonable endeavours to procure the satisfaction of each of the Conditions by the Long-Stop Date.

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3.4	If any of the Conditions is not fulfilled (or waived in whole or in part in writing by Tyrus) by the Long-Stop Date, this Agreement shall automatically terminate and Section 13.3 shall apply.
4	Indemnity
4.1	Ferroglobe agrees to indemnify and hold harmless Tyrus and its directors, officers, shareholders, members, partners, employees and agents (and any other person with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title), and each person, if any, who controls Tyrus within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the directors, officers, shareholders, members, partners, employees and agents (and any other person with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons, and each affiliate of Tyrus within the meaning of Rule 405 under the Securities Act (each, an “indemnified party”) from and against any and all losses, claims, obligations, contingencies, costs (including, but not limited to, any applicable value added tax and any stamp duty and/or stamp duty reserve tax or similar), charges, expenses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim), which any such indemnified party may incur, have asserted against it or be involved in as a result of or arising out of or in any way related to this Agreement, the Equity Offering, the Commitment or the other transactions contemplated hereby or the use of proceeds hereunder or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any of such indemnified party is a party thereto; provided, however, the foregoing indemnity will not, as to any indemnified party, apply to losses, claims, damages, liabilities or related expenses to the extent they have resulted from the wilful misconduct, gross negligence or a material breach of any obligation under this Agreement or under the Lock-Up Agreement of such indemnified party.
4.2	In case any claim, litigation, investigation or proceeding (including any governmental investigation) shall be instituted involving any indemnified party in respect of which indemnity may be sought pursuant to this Agreement ( a “Claim”), such indemnified party shall, subject to any requirement of a relevant insurer, promptly notify Ferroglobe in writing, provided that failure by an indemnified party to so notify Ferroglobe shall not relieve Ferroglobe from the obligation under Section 4.1 to indemnify and such indemnified party shall be under no obligation to take into account any requirements of Ferroglobe in connection with the conduct of any such Claim. Upon request by an indemnified party, Ferroglobe shall assume the defence of a Claim and retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others Ferroglobe may designate in such proceeding, and Ferroglobe shall pay the fees and disbursements of such counsel related to such proceeding and in such circumstances an indemnified party shall have the right to employ separate counsel in any such action and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party except to the extent that: (i) the employment thereof has

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been specifically authorized by Ferroglobe in writing, (ii) Ferroglobe has failed, after a reasonable period of time, to assume such defence and to employ counsel, or (iii) if there is, in the reasonable opinion of such separate counsel, a material conflict on a material issue between the position of Ferroglobe and the position of such indemnified party, in which case Ferroglobe shall be responsible for the reasonable fees and expenses of such separate counsel. Ferroglobe shall not settle or compromise or consent to the entry of any judgement with respect to any Claim which it has assumed the defence of in accordance with this Section 4.2 without the prior written consent of the relevant indemnified parties. Ferroglobe shall not be liable for any settlement of any proceeding effected without its written consent, which shall not be unreasonably withheld or delayed, but if settled with such consent or if there be a final judgment for the plaintiff, Ferroglobe agrees to indemnify the indemnified parties from and against any loss or liability by reason of such settlement or judgment.
5	Fees, Costs and Expenses
5.1	Ferroglobe shall pay to Tyrus a backstop fee in the amount of US$1.5 million in cash (the “Backstop Fee”) (whether or not Tyrus’ obligations under this Agreement become unconditional or are terminated, and regardless of the outcome of the Equity Offering) by way of an irrevocable payment instruction on the Transaction Effective Date in accordance with the Closing Funds Flow Statement, or, if earlier, the date on which the Lock-Up Agreement is terminated (other than as a result of a failure by Tyrus to comply with any of its material undertakings, or a material breach of representation or warranty, under the Lock-Up Agreement or this Agreement), in each case subject only to Ferroglobe having received Tyrus’ bank account details prior to the date of payment.
5.2	Ferroglobe shall pay (whether or not Tyrus’ obligations under this Agreement become unconditional or are terminated, and regardless of the outcome of the Equity Offering) all fees, costs, charges and expenses (including, but not limited to, any applicable value added tax and any stamp duty and/or stamp duty reserve tax or similar and any legal fees (in accordance with the Tyrus Fee Arrangement in the case of the Tyrus Legal Adviser)) properly incurred by or owing to Tyrus, in each case in connection with or relating to this Agreement, the subscription of the Tyrus Shares, the Commitment, the Equity Offering and/or any related arrangements (including for the avoidance of doubt in respect of any transfer of shares out of treasury to Tyrus).
6	Ferroglobe Covenants
6.1	Ferroglobe represents to Tyrus that, as at the date of this Agreement, it does not intend to refinance the Reinstated $350m Notes or the New $60m Notes within the period of two years after the Transaction Effective Date.
6.2	For so long as Tyrus or any of its Affiliates or Related Funds is a lender under the GVM Loan, Ferroglobe shall:
6.2.1	use all reasonable endeavours to ensure that if, notwithstanding the representation in Section 6.1, the Reinstated $350m Notes, the New $60m Notes or any other

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material facility agreement, material asset backed facility agreement or material finance agreement is refinanced or put in place within the period of two years after the Transaction Effective Date (such refinanced notes or facility or finance agreement, being a “Refinanced/New Facility”) and such Refinanced/New Facility contains “change of control” provisions (howsoever described), such provisions are no less adverse to Tyrus or any of its Affiliates or Related Funds which is a lender under the GVM Loan (a “Tyrus Lender”) than the change of control provisions set out in the Reinstated $350m Notes and New $60m Notes as at the Transaction Effective Date;
6.2.2	if so requested by Tyrus, give Tyrus, a Tyrus Lender and/or the Tyrus Legal Adviser information in relation to or as to whether there will or is likely to be a Refinanced/New Facility within six months of any such request being made;
6.2.3	not, and shall procure that no member of the Group will, agree to any amendment to or modification of the “change of control” provisions (howsoever described) in the Reinstated $350m Notes and New $60m Notes, or in any bonds or facilities which refinance the Reinstated $350m Notes or New $60m Notes, from the “change of control” provisions (howsoever described) contained in the Reinstated $350m Notes and the New $60m Notes as at the Transaction Effective Date or in any bonds or facilities which refinance the Reinstated $350m Notes or New $60m Notes as at the date of their initial incurrence, without the prior written consent of Tyrus or (in lieu of Tyrus’ written consent only if so requested by Tyrus) a Tyrus Lender; and
6.2.4	not, and shall procure that no Ferroglobe Party will, enter into any agreement or amend its articles in a way that expressly prohibits or restricts in any way the transfer of the shares that are subject to any GVM Share Pledge (other than any typical change of control restrictions in any commercial contracts entered into in the ordinary course of business).
6.3	Ferroglobe acknowledges and agrees that, for the purposes of this Agreement only, Ferroglobe shall comply with its undertakings under clauses 3.5(b)(i) and 3.5(b)(ii) of the Lock-Up Agreement as such undertakings are modified below:
6.3.1	clause 3.5(b)(i)(A) of the Lock-Up Agreement shall be deemed to read: “creating, allotting, issuing or agreeing to create, allot or issue shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities”; and
6.3.2	the exemption in clause 3.5(b)(A) of the Lock-Up Agreement shall not apply in respect of Ferroglobe’s obligation under clause 3.5(b)(i) of the Lock-Up Agreement.
6.4	Ferroglobe shall not, on or before the Transaction Effective Date:
6.4.1	pass any resolution by its members in a general meeting to (i) make any alteration to its articles of association, (ii) amend the authorisation to allot and issue new

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shares contained in its articles of association, or (iii) provide a new authorisation to allot and issue new shares in Ferroglobe; or
6.4.2	amend any terms of the existing (as at the date of this Agreement) Equity Incentive Plan.
7	Non-Disclosure Agreement

The parties shall promptly, and in any event within 15 Business Days of this Agreement, enter into a non-disclosure agreement on terms no less favourable to Tyrus than the terms agreed between Ferroglobe and the Ad Hoc Group Members which provides for the sharing of confidential information between Tyrus (and its Affiliates and Related Funds) and the Group, and the cleansing of inside information (the “Non-Disclosure Agreement”).

8	Parties in Interest

The parties hereby agree that their respective agreements and obligations set forth in this Agreement are solely for the benefit of the other party hereto, the Indemnified Persons  and their respective successors and permitted assigns, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer  any benefits, rights or remedies upon any other person.

9	Enforceability
9.1	Save as set out in Section 9.2, no person who is not a party to this Agreement, no person shall have any rights or remedies hereunder and no term shall be enforceable by any such person by virtue of the Contracts (Rights of Third Parties) Act 1999.
9.2	Each Indemnified Person (other than Tyrus) shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce all or any of its rights under this Agreement. Tyrus may agree to terminate or vary this Agreement without the consent of any such Indemnified Person and will have no responsibility to any such Indemnified Person under or as a result of this Agreement.
10	No Modification

This Agreement may not be amended or otherwise modified without the prior written consent of Ferroglobe and Tyrus.

11	Governing Law; Jurisdiction
(a)	This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.
(b)	The English courts shall have exclusive jurisdiction in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this Agreement including, without limitation, disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Agreement; and (ii) any non-contractual obligations arising out of or in connection with this

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Agreement. For such purposes each party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction.
12	Counterparts

This Agreement may be executed in any number of counterparts (including by facsimile or by pdf delivered via email), each such counterpart when executed being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

13	Termination
13.1	Subject to Section 13.3, if before the Long-Stop Date any of the Conditions has become incapable of fulfilment to the extent that it has resulted in or could (in the reasonable option of Tyrus) be expected to be, a Material Adverse Event under limb (b) of that definition in the Lock-Up Agreement, then Tyrus may, in its absolute discretion, give notice to Ferroglobe to terminate this Agreement, and, upon receipt of such notice, this Agreement shall terminate unless that Material Adverse Event is capable of remedy and is remedied within five (5) Business Days from the earlier of the date on which the relevant Ferroglobe Party becomes aware of the occurrence of the Material Adverse Event and when it is given notice of the Material
Adverse Event by any party to the Lock-Up Agreement.
13.2	Subject to 13.3, the obligations of the parties under or in connection with this Agreement shall terminate automatically and immediately after the Transaction Effective Date or, if earlier, the date on which the Lock-Up Agreement is terminated.
13.3	If this Agreement is terminated pursuant to the provisions of this Section 13 or in accordance with Section 3, no party to this Agreement will have any claim against any other party, except that:
13.3.1	such termination shall be without prejudice to any accrued rights or obligations under this Agreement; and
13.3.2	the provisions of Sections 1.4, 1.7, 3 to 14, and 16 to 19 shall remain in full force and effect.
14	Assignment
14.1	Subject to Section 14.2, the rights and/or obligations of the parties under or in connection with this Agreement shall not be assigned or transferred, in whole or in part, without the other party’s prior written consent, and the granting of such consent in a given instance shall be solely in the discretion of each party requested to provide such consent and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment or transfer. Any purported assignment or transfer of this Agreement or the Commitment in contravention of this Section 14 shall be void.
14.2	Nothing in this Agreement shall restrict Tyrus’s ability to assign or transfer, with the consent of Ferroglobe (not to be unreasonably withheld or delayed), any of its rights and/or obligations under this Agreement to an Affiliate or Related Fund, provided that any such

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Affiliate or Related Fund signs and delivers to Ferroglobe an assignment agreement in the form set out in Schedule 1.
15	Warranties
15.1	Each party hereby warrants to the other party that:
15.1.1	it has the applicable power and authority to execute, deliver and perform this Agreement;
15.1.2	the execution, delivery and performance of this Agreement by it has been duly and validly authorized and approved by all necessary corporate or other organizational action by it;
15.1.3	this Agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this Agreement; and
15.1.4	the execution, delivery and performance by the undersigned of this Agreement do not (i) violate the organisational documents of the undersigned, or (ii) violate any applicable Law or judgment (including, in the case of Ferroglobe, U.S. federal and State securities laws).
15.2	Tyrus further warrants to Ferroglobe that it has uncalled capital commitments or otherwise has available funds in excess of the sum of its Commitment hereunder plus the aggregate amount of all other commitments and obligations it currently has outstanding.
15.3	Ferroglobe further warrants to Tyrus that except for the registration of the offer and sale of New Shares or the Equity-Linked Instrument to be issued pursuant to the Equity Offering under the Securities Act and such consents, approvals, authorizations, registrations or qualifications as may be required under the Exchange Act and applicable securities laws in connection with the Equity Offering, no consent, approval, authorization or order of, or filing with, any court or governmental agency or body is required for the execution, delivery and performance of this Agreement by Ferroglobe and the consummation of the transactions contemplated hereby.
16	Notices
16.1	Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, shall be made by letter, or by email to:
(a)	Tyrus:

[***]

with a copy to

Akin Gump LLP
Ten Bishops Square

Eighth Floor

London

4830-1361-1238

E1 6EG

Attn:Lois Deasey and Nertila Qenani

Email:FOXAKIN@akingump.com

(b)	Ferroglobe:

Ferroglobe PLC
5 Fleet Place
London
EC4M 7RD

Attn: Thomas Wiesner, General Counsel

Email: thomas.wiesner@ferroglobe.com

with a copy to

Milbank LLP
10 Gresham Street
London EC2V 7JD

Attn:Nick Angel and Jerry Uzzi

Email:MilbankProjectFox@milbank.com

16.2	The address and email address (and the department or officer, if any, for whose attention the communication is to be made) of each party for any communication or document to be made or delivered under or in connection with this Agreement is identified in this Agreement or any substitute address or email address or department or officer as the party may notify to the other party by not less than two (2) Business Days’ written notice.
16.3	Any communication under or in connection with this Agreement:
(a)	sent by letter will be deemed received when actually received (regardless of whether it is received on a day that is not a Business Day or after business hours) in the place of receipt.
(b)	sent by or attached to an email will be deemed received only on the first to occur of the following:
(i)	when it is dispatched by the sender to each of the relevant email addresses, unless for each of the addressees of the intended recipient, the sender receives an automatic non-delivery notification that the email has not been received (other than an out of office greeting for the named addressee) and the sender receives the notification of non-delivery within one hour after dispatch of the email by the sender;
(ii)	the sender receiving a message from the intended recipient’s information system confirming delivery of the email; and
(iii)	the email being available to be read at one of the email addresses specified by the recipient,

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provided that, in each case, the email is in an appropriate and commonly used format, and any attached file is a pdf, jpeg, tiff or other appropriate and commonly used format.

16.4	Any communication provided under or in connection with this Agreement must be in English.
17	Confidentiality
17.1	Without prejudice to clause 11.4 of the Lock-Up Agreement, Tyrus and Ferroglobe acknowledge that the existence and terms of this Agreement constitute Confidential Information (as defined in the Lock-Up Agreement).
17.2	Ferroglobe undertakes not to give any prior written consent under clause 11.1(b) of the Lock-Up Agreement to permit the disclosure of the existence and/or terms of this Agreement without the prior written consent of Tyrus (not to be unreasonably withheld or delayed if such consent is requested in connection with the Transaction).
17.3	Ferroglobe undertakes not to enter into any confidentiality agreement under clause 11.1(b)(iv) of the Lock-Up Agreement without the prior written consent of Tyrus, not to be unreasonably withheld or delayed, if such consent is requested in connection with the Transaction or if such confidentiality agreement with any other person would, but for this Section 17.3, permit the disclosure of the existence and/or terms of this Agreement to such other person.
18	Further assurances
18.1	At any time after the date of this Agreement, Ferroglobe shall, at the request of Tyrus and at Ferroglobe’s own cost, execute such documents and do all such acts and things as Tyrus may reasonably require for the purpose of giving Tyrus the full benefit of all the provisions of this Agreement and to perfect the Commitment.
19	Partial Invalidity
19.1	If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.
20	Tyrus Covenants
20.1	Tyrus shall promptly notify Ferroglobe of any circumstances which would prevent Tyrus from fulfilling its obligations under this Agreement.

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SCHEDULE 1

To:Ferroglobe PLC

From:[***] (the “Transferor”) and [_] (the “Transferee”)

Dated:[⚫]

New Equity Backstop Letter dated [⚫] March 2021

1.	We refer to the New Equity Backstop Letter. This is an assignment agreement. This agreement (the “Agreement”) shall take effect as an assignment agreement for the purposes of the New Equity Backstop Letter. Terms defined in the New Equity Backstop Letter have the same meaning in this Agreement unless given a different meaning in this Agreement.
2.	The Transferor assigns absolutely to the Transferee all the rights of the Transferor under the New Equity Backstop Letter which correspond to the Transferor’s Commitment under the New Equity Backstop Letter as specified in paragraph 5 below.
3.	The Transferor is released from all the obligations of the Transferor which correspond to that portion of the Transferor’s Commitment under the New Equity Backstop Letter specified in paragraph 5 below.
4.	The Transferee becomes a party and is bound by obligations equivalent to those from which the Transferor is released under paragraph 3 above.
5.	The Commitment of the Transferor to be transferred by assignment, release and accession is an amount equal to US$[⚫].
6.	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.
7.	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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Signature Pages to New Equity Backstop Letter

For and on behalf of [***] By:
Name: [***] Title: [***]

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Signature Pages to New Equity Backstop Letter

Agreed to and accepted:

FERROGLOBE PLC By: Name: Title:

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